SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

NxStage Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67072V103

(CUSIP Number)

John A. Willett, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022-4690

Tel No. (212) 715-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

SCHEDULE 13D

CUSIP No. 67072V103

1.	Names of Reporting Persons

David S. Utterberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,890,069*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,890,069*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,890,069*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

6.6%*

14.	Type of Reporting Person (See Instructions)

IN

* Includes (i) an option to purchase 14,000 shares of Common Stock at an exercise price of $5.39 per share, which option is immediately exercisable as of the date hereof and expires May 28, 2013 (the “2013 Option”), (ii) an option to purchase 14,000 shares of Common Stock at an exercise price of $3.38 per share, which option is immediately exercisable as of the date hereof and expires May 27, 2014 (the “2014 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $13.88 per share, which option is immediately exercisable as of the date hereof and expires May 26, 2015 (the “2015 Option”), (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $18.55 per share, which option is immediately exercisable as of the date hereof and expires May 25, 2016 (the “2016 Option”), and (v) an option to purchase 15,272 shares of Common Stock at an exercise price of $14.99 per share, which option is immediately exercisable as of the date hereof and expires May 24, 2017 (the “2017 Option” and collectively with the 2013 Option, the 2014 Option, the 2015 Option and the 2016 Option, the “Options”).

Page 2 of 16 Pages

This Amendment No. 10 to Schedule 13D amends and restates Amendment No. 3 to the Schedule 13D filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2010 relating to the common stock, par value $0.001 per share, of NxStage Medical, Inc., as supplemented and amended by Amendment No. 4. to Schedule 13D filed with the SEC on May 21, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on August 3, 2010, Amendment No. 6 to the Schedule 13D filed with the SEC on September 27, 2010, Amendment No. 7 to the Schedule 13D filed with the SEC on October 29, 2010, Amendment No. 8 to the Schedule 13D filed with the SEC on August 15, 2011 and Amendment No. 9 to the Schedule 13D filed with the SEC on November 19, 2012.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”).

The principal executive offices of the Company are located at 350 Merrimack Street, Lawrence, Massachusetts 01843.

Item 2. Identity and Background

(a) This Statement is filed by David S. Utterberg.

(b) The business address of Mr. Utterberg is 2025 First Avenue, Suite 780, Seattle, Washington 98121.

(c) Mr. Utterberg’s present principal occupation is Chief Executive Officer of Lifestream Medical Corporation, a private medical device company. The present address of Lifestream Medical Corporation is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(d)-(e) During the last five years, Mr. Utterberg has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Utterberg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described under Item 4 below, on October 1, 2007 pursuant to the Stock Purchase Agreement (as defined below), the Company acquired from Mr. Utterberg (x) all of the issued and outstanding shares of each of Medisystems Services Corporation and Medisystems Corporation, (y) 90% of the issued and outstanding shares of Medisystems Europe S.p.A. (the remaining equity of which is held by Medisystems Corporation) and (z) 0.273% of the issued and outstanding equity participation of Medimexico s. de R.L. de C.V. (the remaining equity of which is held by Medisystems Corporation), and Mr. Utterberg acquired 6,500,000 shares of Common Stock (the “Purchased Shares”).

Page 3 of 16 Pages

In addition, Mr. Utterberg served as a non-employee member of the board of directors of the Company from 1998 until his resignation from the board of directors of the Company effective January 3, 2013. Pursuant to the Company’s prior and current non-employee director compensation policies, non-employee directors are entitled to certain cash compensation and may elect to receive shares of Common Stock in lieu of cash compensation payable pursuant to the applicable non-employee director compensation policy. Payments of Common Stock in lieu of cash compensation are made quarterly in the amount of the total cash compensation earned by a non-employee director during such quarter divided by the closing price of the Common Stock on the last trading day of the quarter.

Mr. Utterberg elected to receive shares of Common Stock in lieu of cash compensation payable pursuant to the applicable non-employee director compensation policy during fiscal year 2007 and the first half of fiscal year 2008, and he elected to receive such shares pursuant to the applicable non-employee director compensation policy from and after the 2011 annual meeting of the Company’s stockholders. Therefore, pursuant to the applicable non-employee director compensation policy and on the respective dates set forth below, Mr. Utterberg received the number of shares of Common Stock set forth below as director compensation in lieu of cash compensation payable to non-employee directors of the Company.

Date of Issuance	Number of Shares of Common Stock Issued on the Date of Issuance	Closing Price of Common Stock on the Last Trading Day of the Applicable Quarter
March 30, 2007	581	$13.32
June 29, 2007	367	$12.93
September 28, 2007	500	$14.49
December 31, 2007	543	$15.17
March 31, 2008	2,604	$4.32
June 30, 2008	2,343	$3.84
June 30, 2011	156	$20.82
September 30, 2011	347	$20.86
December 30, 2011	464	$17.78
March 30, 2012	324	$19.27
June 29, 2012	667	$16.76
September 28, 2012	757	$13.21
December 31, 2012	888	$11.25

In addition, as more fully described under Item 4 below, upon Mr. Utterberg’s election as a non-employee director at the Company’s annual meeting of stockholders or otherwise, Mr. Utterberg was issued options to purchase Common Stock pursuant to the applicable non-employee director compensation policy.

Page 4 of 16 Pages

Item 4. Purpose of Transaction

Stock Purchase Agreement

Mr. Utterberg and the Company are parties to a Stock Purchase Agreement dated as of June 4, 2007 between the Company and Mr. Utterberg, which was amended by an Amendment No. 1 to the Stock Purchase Agreement, dated as of August 27, 2007, by the Company and Mr. Utterberg (such agreement, as so amended, the “Stock Purchase Agreement”).

On October 1, 2007 pursuant to the Stock Purchase Agreement, Mr. Utterberg acquired the Purchased Shares in consideration for the Company’s acquisition of Mr. Utterberg’s interest in Medisystems Services Corporation, Medisystems Corporation, Medisystems Europe S.p.A, and Medimexico s. de R.L. de C.V.

The Stock Purchase Agreement includes certain agreements between Mr. Utterberg and the Company with respect to the Purchased Shares as described below.

Restriction on Resale

Mr. Utterberg agreed in the Stock Purchase Agreement to certain resale restrictions on the Purchased Shares. Notably, he may not sell or otherwise dispose of any Purchased Shares in short sales or in trades to a single party exceeding 250,000 Purchased Shares, without the Company’s prior written consent. These restrictions terminated in accordance with their terms on October 1, 2009.

Registration Rights

Pursuant to the Stock Purchase Agreement, Mr. Utterberg has “piggyback” registration rights if the Company proposes to register shares of its Common Stock under the Securities Act of 1933, as amended (the “Securities Act”). The Company will provide Mr. Utterberg with notice of a registration of its shares and provide Mr. Utterberg with the opportunity to include the Purchased Shares in the registration, subject to certain cut back and lock-up restrictions. In addition, the Company has agreed in the Stock Purchase Agreement to register for resale the Purchased Shares in the event that Mr. Utterberg ceases to be an affiliate of the Company prior to the time the holding period under Rule 144(k) under the Securities Act lapses as to the Purchased Shares; provided, however, the Company shall not be required to file any registration statement for this purpose prior to October 1, 2008, which is the first anniversary of the closing date of the acquisition of the Purchased Shares pursuant to the Stock Purchase Agreement.

Page 5 of 16 Pages

Standstill and Voting Agreement

Pursuant to the Stock Purchase Agreement, Mr. Utterberg agreed that from October 1, 2007 and until the earlier of (x) October 1, 2009 and (y) a change in control of the Company, except with the prior consent of the Company’s board of directors, he would not, and would not permit any entity owned or controlled directly or indirectly by him to:

(i) acquire or agree or offer to acquire any shares of Common Stock, or any other securities convertible into, or any options, warrants or rights to acquire any shares of Common Stock or any assets of the Company (other than property acquired in the ordinary course of business) from the Company or any other person or entity;

(ii) “solicit” or propose to “solicit” or participate in any “solicitation” of any, “proxy” (as such term is defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) from any holder of shares of Common Stock, become a “participant” in a “solicitation” in opposition to any matter that has been recommended by a majority of the members of the Company’s board of directors, propose or otherwise solicit stockholders of the Company for approval of any stockholder proposal or otherwise seek to influence or control the management or policies of the Company in his capacity as a stockholder of the Company;

(iii) nominate for election as a director of the Company, or vote his Purchased Shares for election as a director of the Company, any person who is not nominated by the then incumbent directors of the Company;

(iv) vote his Purchased Shares against any proposal or matter recommended by a majority of the members of the Company’s board of directors for approval by the stockholders of the Company;

(v) take any action to form, join in or in any way participate in any partnership, limited partnership or other Group (as such term is defined under the Exchange Act) with respect to shares of Common Stock; or

(vi) assist or announce his intention to assist any other person or entity in doing any of the foregoing.

Nomination of Director of the Company

Pursuant to the Stock Purchase Agreement, if Mr. Utterberg ceases to serve as a director to the Company, he may nominate an individual for election as a director of the Company, and the Company has agreed that the Company’s board of directors will nominate Mr. Utterberg’s nominee for election and recommend that Mr. Utterberg’s nominee be elected if certain conditions are met. This provision of the Stock Purchase Agreement shall terminate upon a change in control of the Company.

Mr. Utterberg resigned from the board of directors of the Company effective January 3, 2013. He also irrevocably waived the above-described right under the Stock Purchase Agreement to nominate an individual for election as a director of the Company effective January 3, 2013.

Page 6 of 16 Pages

Indemnification under the Stock Purchase Agreement and the Consulting Agreement

The Stock Purchase Agreement and the Consulting Agreement dated as of October 1, 2007 (the “Consulting Agreement”) among the Company, DSU Medical Corporation and Mr. Utterberg require Mr. Utterberg and the Company to indemnify each other in the event of certain breaches and failures under such agreements. Subject to certain limited exceptions, each party’s aggregate indemnification liability under the Stock Purchase Agreement is limited to a maximum amount equal to 50% of the Closing Value of the Purchased Shares (as defined in the Stock Purchase Agreement), minus $1,250,000. Under the Consulting Agreement, each of the Company’s and Mr. Utterberg’s aggregate indemnification liability is limited to the total amount of the consulting fees payable by the Company pursuant to the Consulting Agreement, subject to certain exceptions. The Stock Purchase Agreement and the Consulting Agreement further provide that any amounts payable by either party in connection with any such indemnification claim be paid by delivery of additional shares of Common Stock, valued at the time of payment pursuant to the Stock Purchase Agreement. However, the Company will not be required to issue shares for indemnification purposes that in the aggregate would exceed 20% of the then outstanding shares of Common Stock without stockholder approval. Any shares issued by the Company for indemnification purposes will not be registered under the Securities Act.

Escrow Agreement

In connection with, and as a condition to, the closing of the transactions contemplated by the Stock Purchase Agreement, on October 1, 2007, the Company, Mr. Utterberg and Computershare Services, Inc. (the “Escrow Agent”) executed and delivered an Escrow Agreement dated as of October 1, 2007 (the “Escrow Agreement”) among the Company, Mr. Utterberg and the Escrow Agent, and 1,000,000 of the Purchased Shares were placed into escrow (the “Escrow Fund”) pursuant to the Escrow Agreement to cover potential indemnification claims the Company may have against Mr. Utterberg under the Stock Purchase Agreement and to satisfy any purchase price adjustments following the closing of the purchase of the Purchased Shares. The Escrow Fund will have a duration of two years following the closing date of the purchase of the Purchased Shares pursuant to the Stock Purchase Agreement, with 500,000 of the escrowed Purchased Shares to be released after the first year less any escrowed shares previously released to the Company pursuant to Section 1(a), 1(b) or 1(c) of the Escrow Agreement and any Initial Retained Shares (as defined in the Escrow Agreement). All Purchased Shares placed into escrow pursuant to the Escrow Agreement have been released from escrow, consistent with the terms of the Escrow Agreement.

Page 7 of 16 Pages

Director Compensation Policy

Under the prior non-employee director compensation policy (the “Prior Director Compensation Policy”), the Company’s non-employee directors received:

•	a $15,000 annual retainer for their service as directors, to be paid quarterly in advance;

•	$2,500 for each board meeting attended by the director in person, $1,000 for each board meeting attended by telephone and $1,000 for each committee meeting attended where the committee meeting is scheduled on a date other than a board meeting;

•	if he or she is a member of the Company’s Audit Committee, an additional annual retainer of $6,000 (or $10,000 for the Audit Committee Chairperson), paid quarterly in advance;

•	if he or she is a member of any committee other than the Company’s Audit Committee, an additional annual retainer of $4,000 for each other committee, paid quarterly in advance;

•	expense reimbursement for attending board of directors and committee meetings; and

•	on the date of the Company’s annual meeting of stockholders at which such non-employee director is elected, a fully vested stock option to purchase 14,000 shares of Common Stock with an exercise price equal to the then fair market value of the Common Stock, as determined by the closing price of Common Stock on the date of the grant. For a director elected or otherwise appointed to the Company’s board of directors on a date other than the date of an annual meeting of stockholders, such director will receive a fully vested stock option to purchase 14,000 shares of Common Stock pro-rated for the period between the date he or she is first elected to the Company’s board of directors and the date of the next annual meeting of stockholders.

In addition, under the Prior Director Compensation Policy, no director shall receive more than $50,000 in any calendar year for board fees, without the prior approval of the Compensation Committee of the Company’s board of directors.

In early 2012, the Company’s Compensation Committee engaged in a review of the Prior Director Compensation Policy. Following such review, the Company’s Compensation Committee recommended and the board of directors determined it was appropriate to update and revise the Prior Director Compensation Policy. Under the new non-employee director compensation policy (the “Current Director Compensation Policy”), each member of the board of directors will receive an annual retainer of $40,000 and an annual award of options with a grant date fair value of $126,000. Non-employee directors will also be entitled to receive the following additional annual retainers, provided that committee chairs will only receive the retainers for service as committee chairs and will not also receive the retainers payable to members serving on those committees:

Page 8 of 16 Pages

Additional Annual Retainers for Board Service
Board Chair	Audit Committee Chair	Compensation Committee Chair	Nominating and Corporate Governance Committee Chair	Audit Committee Member	Compensation Committee Member	Nominating and Corporate Governance Committee Member
$35,000	$20,000	$10,000	$7,000	$10,000	$5,000	$5,000

To the extent that the board of directors creates ad-hoc committees in addition to the standing committees identified above, directors will also be entitled to receive $500 per each meeting of those committees.

The Prior Director Compensation Policy and the Current Director Compensation Policy further provide that non-employee directors may elect to receive shares of Common Stock in lieu of the cash compensation described above. A director must make his election to receive equity in lieu of cash compensation on the date of the annual meeting of stockholders at which such director is elected. A director’s election to receive equity in lieu of cash compensation will apply to all compensation to be paid after the date of election and will remain in effect until the next annual meeting of stockholders. If a non-employee director elects to receive equity in lieu of cash, the Company will issue the director shares of Common Stock on the last business day of each calendar quarter in an amount equal to the quotient of the total cash consideration due as of the last business day of each calendar quarter and the closing price of Common Stock on the last trading day of that quarter.

Mr. Utterberg served as a non-employee member of the board of directors of the Company from 1998 until his resignation from the board of directors of the Company effective January 3, 2013, and he elected to receive shares of Common Stock in lieu of cash compensation for his service on the Company’s board of directors during fiscal year 2007 and the first half of fiscal year 2008. Mr. Utterberg also elected to receive such shares from and after the 2011 annual meeting of the Company’s stockholders.

Mr. Utterberg will not receive any compensation, including shares of Common Stock, pursuant to the Current Director Compensation Policy after his resignation from the board of directors of the Company, which was effective January 3, 2013.

Rule 10b5-1 Plan

On December 14, 2010, Mr. Utterberg entered into a Rule 10b5-1 Plan for the Sale of NxStage Medical Inc. Common Stock for the purpose of establishing a trading plan to effect sales of shares of Common Stock in compliance with applicable law, including without limitation Rule 10b5-1 under the Exchange Act, which trading plan was amended on March 11, 2011, June 12, 2012 and August 15, 2012 (as so amended, the “Trading Plan”). The Trading Plan provides for the periodic sale of up to a portion of the shares of Common Stock beneficially owned by Mr. Utterberg during the period from February 22, 2011 to June 30, 2013, unless the Trading Plan is earlier terminated in accordance with its terms. Mr. Utterberg may sell shares of Common Stock other than pursuant to the Trading Plan.

Page 9 of 16 Pages

The preceding description of the provisions of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement, the Prior Director Compensation Policy and the Current Director Compensation Policy is a summary only and is qualified in its entirety by reference to the summaries and descriptions thereof contained in the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the SEC on September 12, 2007, the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007, the Company’s Annual Meeting Proxy Statement dated April 24, 2012 on Schedule 14A filed with the SEC on April 24, 2012 and the copies of the Stock Purchase Agreement, the Consulting Agreement, the Escrow Agreement and the Prior Director Compensation Policy filed as exhibits to this Statement and incorporated herein by this reference.

Mr. Utterberg acquired the securities of the Company described in this Statement for investment purposes. Mr. Utterberg reserves the right to purchase or otherwise acquire additional shares of Common Stock and other securities of the Company, including, without limitation, pursuant to his indemnification rights under the Stock Purchase Agreement and the Consulting Agreement, either separately or together with other persons, to sell all or some of the shares of Common Stock and other securities of the Company beneficially owned by him, including, without limitation, pursuant to an exercise of his registration rights under the Stock Purchase Agreement and pursuant to the Trading Plan, or to otherwise trade in the shares of Common Stock and other securities of the Company, in open market or private transactions.

Except as described above, Mr. Utterberg does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Page 10 of 16 Pages

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to those numerated in clauses (a)-(i) above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,890,069 shares of Common Stock (which includes 71,272 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 6.6% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on an aggregate of 59,159,596 shares of Common Stock, which consists of (i) 59,088,324 shares of Common Stock issued and outstanding as of November 1, 2012, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012 and (ii) 71,272 shares of Common Stock issuable upon exercise of the Options.

(b) Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 3,890,069 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

(c) The following table sets forth all transactions with respect to the Common Stock effected by Mr. Utterberg since the most recent filing on Schedule 13D by Mr. Utterberg with respect to the Common Stock. Unless otherwise indicated, all such transactions were sales of Common Stock pursuant to the Trading Plan.

Page 11 of 16 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)		Transaction Type
November 19, 2012	13,083	$11.17	(1)	Sale
November 20, 2012	14,501	$11.2608	(2)	Sale
November 21, 2012	17,622	$11,6075	(3)	Sale
November 23, 2012	10,023	$11.7087	(4)	Sale
November 26, 2012	19,802	$11.7287	(5)	Sale
November 27, 2012	24,338	$11.5623	(6)	Sale
November 28, 2012	17,748	$11.883	(7)	Sale
November 29, 2012	21,346	$12.1326	(8)	Sale
November 30, 2012	19,973	$11.9946	(9)	Sale
December 3, 2012	26,325	$12.0591	(10)	Sale
December 4, 2012	82,907	$11.1105	(11)	Sale
December 5, 2012	32,274	$11.4682	(12)	Sale
December 6, 2012	21,174	$11.1154	(13)	Sale
December 7, 2012	11,347	$11.0223	(14)	Sale
December 10, 2012	12,602	$11.0632	(15)	Sale
December 11, 2012	37,311	$11.5046	(16)	Sale
December 12, 2012	18,822	$11.2924	(17)	Sale
December 13, 2012	10,560	$11.0847	(18)	Sale
December 14, 2012	21,631	$11.1832	(19)	Sale
December 17, 2012	21,322	$11.3031	(20)	Sale
December 18, 2012	15,918	$11.341	(21)	Sale
December 19, 2012	14,140	$11.1003	(22)	Sale
December 20, 2012	14,713	$11.0533	(23)	Sale
December 31, 2012	9,669	$11.1525	(24)	Sale
December 31, 2012	888	$11.25	(25)	Acquisition
January 2, 2013	26,532	$11,2879	(26)	Sale
January 3, 2013	10,800	$11.1444	(27)	Sale
January 4, 2013	25,660	$11.3048	(28)	Sale
January 7, 2013	21,698	$11.3904	(29)	Sale
January 8, 2013	11,715	$11.3554	(30)	Sale
January 9, 2013	12,647	$11.1408	(31)	Sale
January 10, 2013	2,000	$11.002	(32)	Sale
January 11, 2013	1,301	$11.0092	(33)	Sale

(1)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.34. Mr. Utterberg undertakes to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in footnotes (1) through (24) and (26) through (33) to this table.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.09 to $11.41.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.26 to $11.75.
(4)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.60 to $11.81.
(5)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.69 to $11.77.
(6)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.46 to $11.64.
(7)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.39 to $12.02.
(8)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $12.00 to $12.22.
(9)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.54 to $12.06.
(10)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.89 to $12.15.
(11)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.47.
(12)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.09 to $11.68.

Page 12 of 16 Pages

(13)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.27.
(14)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.14.
(15)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.20.
(16)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.20 to $11.66.
(17)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.10 to $11.78.
(18)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.32.
(19)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.04 to $11.38.
(20)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.18 to $11.41.
(21)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.19 to $11.54.
(22)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.31.
(23)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.20.
(24)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.31.
(25)	These shares of Common Stock were issued to Mr. Utterberg in lieu of cash compensation payable pursuant to the Current Director Compensation Policy.
(26)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.11 to $11.53.
(27)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.27.
(28)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.01 to $11.50.
(29)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.17 to $11.55.
(30)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.19 to $11.56.
(31)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.38.
(32)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.02.
(33)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions pursuant to the Trading Plan at sales prices ranging from $11.00 to $11.03.

Except as described above, Mr. Utterberg did not engage in any transactions in shares of Common Stock since the most recent filing on Schedule 13D by Mr. Utterberg with respect to the Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by Mr. Utterberg.

(e) Not applicable.

Page 13 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2013

/s/ David S. Utterberg
David S. Utterberg

Page 15 of 16 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Stock Purchase Agreement dated as of June 4, 2007 between NxStage Medical, Inc. (the “Company”) and David S. Utterberg (the “Stock Purchase Agreement”) (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007).

2	Amendment No. 1 to the Stock Purchase Agreement, dated as of August 27, 2007, by the Company and David S. Utterberg (included as part of Annex A to the Company’s Proxy Statement dated September 11, 2007 on Schedule 14A filed with the SEC on September 12, 2007).

3	Escrow Agreement, dated as of October 1, 2007 among the Company, David S. Utterberg and Computershare Services, Inc., as escrow agent (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2007).

4	The Company’s Director Compensation Policy (previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2006).

5	Consulting Agreement dated as of October 1, 2007 among the Company, DSU Medical Corporation and David S. Utterberg (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007).

Page 16 of 16 Pages